Exhibit 99.1

Samfine Creation Holdings Group Limited Announces Pricing of Initial Public Offering and Listing on Nasdaq

Hong Kong, Oct. 15, 2024 (GLOBE NEWSWIRE) -- Samfine Creation Holdings Group Limited (Nasdaq: SFHG) (the “Company”), a one-stop printing service provider, announced the pricing of its initial public offering (the “Offering”) of 2,000,000 ordinary shares (the “Ordinary Shares”) on October 14, 2024, at a price of $4.00 per Ordinary Share (the “Offering Price”). The Ordinary Shares are expected to begin trading on the Nasdaq Capital Market on October 15, 2024 under the symbol “SFHG.”

The Offering is expected to close on October 16, 2024, subject to the satisfaction of customary closing conditions. The Company intends to use the net proceeds for strengthening of its operating subsidiaries’ printing business in Hong Kong and expanding market presence in other international markets in particular the U.S., for purchasing machinery and improving and upgrading its operating subsidiaries’ production equipment to enhance level of automation, and for additional working capital and other general corporate purposes.

In addition, the Company has granted the underwriters a 45-day option to purchase up to an additional 300,000 Ordinary Shares of the Company, at the Offering Price, less underwriting discounts.

The Offering is conducted on a firm commitment basis. Cathay Securities Inc. is acting as the representative of the underwriters, with Revere Securities LLC and Dominari Securities LLC acting as co-underwriters (collectively, the “Underwriters”) for the Offering. Hunter Taubman Fischer & Li LLC is acting as U.S. legal counsel to the Company and Ortoli Rosenstadt LLP is acting as legal counsel to the Underwriters for the Offering.

The Offering is being conducted pursuant to the Company’s Registration Statement on Form F-1 (File No. 333-275498), as amended, previously filed with, and subsequently declared effective by the U.S. Securities and Exchange Commission (the “SEC”) on September 30, 2024. The Offering is being made only by means of a prospectus, forming a part of the registration statement. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, electronic copies of the prospectus relating to the Offering may be obtained, when available, from Cathay Securities Inc., by email at service@cathaysecurities.com, by standard mail to Cathay Securities, Inc., 40 Wall Street, Suite 3600, New York, NY 10005, or by telephone at +1 (855) 939-3888; or from Revere Securities LLC by email at contact@reveresecurities.com, by standard mail to Revere Securities LLC, 560 Lexington Avenue, 16th Floor, New York, NY 10022, or by telephone at +1 (212) 688-2350.

Before you invest, you should read the registration statement, the prospectus and other documents the Company has filed or will file with the SEC for more information about the Company and the Offering. This press release has been prepared for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities, and no sale of these securities may be made in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction.

About Samfine Creation Holdings Group Limited

Samfine Creation Holdings Group Limited is an established one-stop printing service provider which principally provides printing services in Hong Kong and the PRC. With over 20 years of experience in the printing industry, its operating subsidiaries offer a wide range of printed products such as book products and novelty and packaging products. Its operating subsidiaries’ customers principally comprise of book traders located in Hong Kong whose clients are located around the world, mainly in the U.S. and Europe.

FORWARD-LOOKING STATEMENTS

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations, including the trading of its Ordinary Shares or the closing of the Offering. Investors can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct. The Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to read the risk factors contained in the Company’s final prospectus and other reports it files with the SEC before making any investment decisions regarding the Company’s securities. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law.

Contacts

Samfine Creation Holdings Group Limited Investor Relations Contact:

Phone: +852 3589 1500
Email: 888@1398.cn